July 18, 2025

Sean Homuth
Chief Executive Officer
DEFSEC Technologies Inc.
80 Hines Rd, Suite 300, Ottawa
Ontario, K2K 2T8

       Re: DEFSEC Technologies Inc.
           Draft Registration Statement on Form F-1
           Submitted July 14, 2025
           CIK No. 0001889823
Dear Sean Homuth:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Crispino at 202-551-3456 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology